Hepion Pharmaceuticals, Inc.

399 Thornall Street, First Floor

Edison, NJ 08837

November 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Hepion Pharmaceuticals, Inc.
Amendment No. 1 to Form S-3 Registration Statement
Filed November 19, 2021
File No. 333-254996

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hepion Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, November 24, 2021, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HEPION PHARMACEUTICALS, INC.

By:	/s/ Robert Foster
Name:	Robert Foster
Title:	Chief Executive Officer